SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.    )*

Fog Cutter Capital Group Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

971892104

(CUSIP Number)

February 7, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ X ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Patrick Terrell

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 470,000 shares of Common Stock. See Item 4.

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 470,000 shares of Common Stock. See Item 4.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 470,000 shares of Common Stock. See Item 4.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] CERTAIN SHARES *

11.	Percent of Class Represented by Amount in Row (9) 5.5% of shares of Common Stock. See Item 4.

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Fog Cutter Capital Group Inc.
	(b)	Address of Issuer's Principal Executive Offices 1410 SW Jefferson Street Portland, Oregon 97201-2548

Item 2.
	(a)	Name of Person Filing Patrick Terrell
	(b)	Address of Principal Business Office or, if none, Residence 02425 SW Military Road Portland, Oregon 97219
	(c)	Citizenship United States
	(d)	Title of Class of Securities Common Stock, $.0001 par value per share (the "Common Stock").
	(e)	CUSIP Number 971892104

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:
	(a)	[ ]	Broker or Dealer registered under Section 15 of the Exchange Act.
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Exchange Act.
	(c)	[ ]	Insurance Company as defined in section 3(a)(19) of the Exchange Act.
	(d)	[ ]	Investment Company registered under section 8 of the Investment Company Act.
	(e)	[ ]	An investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;
	(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned:

Mr. Terrell may be deemed to beneficially own 470,000 shares of Common Stock, which consists of 470,000 shares of Common Stock held in a brokerage account by Mr. Terrell and his spouse as joint tenants.

(b) Percent of class:

As of February 7, 2003, Mr. Terrell may be deemed to be the beneficial owner of an aggregate of 470,000 shares of Common Stock, which constituted approximately 5.5% of the shares of Common Stock outstanding as of February 7, 2003.

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote
None
(ii) Shared power to vote or to direct the vote
470,000 shares of Common Stock, which consists of 470,000 shares of Common Stock held in a brokerage account by Mr. Terrell and his spouse as joint tenants.
(iii) Sole power to dispose or to direct the disposition of
None
(iv) Shared power to dispose or to direct the disposition of
470,000 shares of Common Stock, which consists of 470,000 shares of Common Stock held in a brokerage account by Mr. Terrell and his spouse as joint tenants.

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 3, 2003
Date
/s/ Patrick Terrell
Signature
Patrick Terrell
Name/Title